Filed Pursuant to Rule 253(g)(2)
File No. 024-10691

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

SUPPLEMENT NO. 11 DATED NOVEMBER 20, 2017
TO THE OFFERING CIRCULAR DATED MAY 10, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – R13 - Controlled Subsidiary

On November 14, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – R13 - Controlled Subsidiary”), for an initial purchase price of $923,343 which is the initial stated value of our equity interest in the Fundrise eFUND – R13 - Controlled Subsidiary (the “R13 Investment”). The Fundrise eFUND – R13 - Controlled Subsidiary used the proceeds to acquire an existing 2,856 SF single family home  with 5 bedrooms and 2 bathrooms on a 6,730 square foot lot in the Greater Echo Park neighborhood of North East Los Angeles (the “R13 Property”). The closing of both the R13 Investment and the R13 Property occurred concurrently.

The R13 Investment was funded with $300,00 in proceeds from that certain Promissory Grid Note by and between us and the sponsor.

The Fundrise eFUND – R13 - Controlled Subsidiary is managed by us and it is anticipated that the controlled subsidiary will transfer or turn into a joint venture in the future.

Pursuant to the agreements governing the R13 Investment (the “R13 Operative Agreements”), we have full authority for the management of the Fundrise eFUND – R13 - Controlled Subsidiary, including the R13 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the R13 Investment, paid directly by the Fundrise eFUND – R13 - Controlled Subsidiary. We anticipate retaining these control rights if the controlled subsidiary is contributed or turned into a joint venture structure in the future.

In addition to the purchase price of $923,343, we anticipate additional costs of approximately $250,000  to complete entitlement approvals yielding five (5) small lot homes. The business plan then entails selling the property upon completion of entitlements. There can be no assurance that the anticipated completion cost will be achieved.

The R13 Investment is anticipated to be held for 24 to 36 months, including sale upon completion of entitlements. We believe the property will be able to achieve up to a 17% profit margin upon sale based on a $325,000 per entitled lot sellout price . However, there can be no assurance that such value will be achieved.

The R13 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for entitled small lot land in the immediate submarket. The Greater Echo Park neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods.

We believe these strong market fundamentals will continue to make the submarket a desirable investment location.

Acquisition of Senior Mortgage Loan – SGGP 1300 Douglas, LLC

On November 20, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $2,923,350 (the “Stradella Court - Douglas Senior Loan”). The borrower, SGGP 1300 Douglas, LLC, a Delaware limited liability company (“Stradella Court – Douglas”), used the loan proceeds to purchase approximately 15,000 square feet of land at 1316 and 1320 Douglas Street Los Angeles, CA 90026 (the “Stradella Court - Douglas Property”), and currently plans to obtain approval of all entitlements for ten (10) small lot homes. The Douglas Senior Loan is secured by the Stradella Court – Douglas Property.

The Stradella Court – Douglas Senior Loan was funded with $2,000,000 in proceeds from that certain Promissory Grid Note by and between us and our sponsor.

Stradella Court – Douglas is managed by the principals of Stradella Court, LLC (“Stradella Court”), a real estate company, established in 2012, that is based out of Los Angeles, CA, and which specializes in real estate located in infill Los Angeles. They currently have less than $50 million of real estate under management. Other than with regard to the Stradella Court - Douglas Senior Loan and certain other real estate transactions, neither our Manager nor we are affiliated with Stradella Court.

The Stradella Court – Douglas Property is currently land made up of two (2) former single family homes parcels occupying a total lot area of 15,000 square feet. Stradella Courts’s current plan is to complete the entitlement process for ten (10) small lot single family homes.

On the original closing date of the Stradella Court - Douglas Senior Loan, Stradella Court – Douglas was capitalized with approximately $75,000 of equity capital from the borrower. The Stradella Court – Douglas Senior Loan is being serviced by Fundrise Servicing, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor.

The Stradella Court – Douglas Senior Loan bears an interest rate of 9.0% per annum, with an amount equal to 9.0% per annum paid current on a monthly basis through the maturity date, May 13, 2019 (the “Stradella Court – Douglas Maturity Date”). In addition to the annual interest rate, Lender shall be entitled to sixty percent (60%) of the Profits upon (a) the sale of the Property by Borrower; or (b) Buyer’s refinancing of this Loan. Profits are defined as all gross proceeds received by Borrower from its sale of the Property, less (x) all costs and expenses set forth on the Sources and Uses in the Loan Agreement and (y) customary and reasonable closing costs in connection with sale of the Stradella Court – Douglas Property.

In addition, Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.5% of the Stradella Court - Douglas Senior Loan amount, paid directly by Stradella Court – Douglas.

Stradella Court – Douglas has the ability to extend the Douglas Maturity Date for two (2) periods of six (6) months; provided, however, to exercise such extension, all interest must be paid, an interest reserve will be required and lender may require an appraisal.

The principals of Stradella Court have provided carve-out and springing guaranties.

As of its closing date, the Stradella Court – Douglas Senior Loan’s loan-to-cost ratio, or the LTC ratio, is expected to be approximately 97% when fully funded. The LTC ratio is the amount of the Stradella Court – Douglas Senior Loan divided by the anticipated cost to acquire and carry the project. There can be no assurance that such estimated costs will prove to be accurate.  As of its closing date, the Stradella Court – Douglas Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 89%. The LTV ratio is the amount of the Stradella Court – Douglas Senior Loan divided by the third-party appraised value of the Stradella Court – Douglas Property at stabilization, which is $3,277,778. There can be no assurance that such value will be achieved.

The Stradella Court – Douglas Property is located in the Silver Lake-Echo Park-Elysian Valley Community Plan Area, located north of Downtown Los Angeles. The Community Plan Area totals approximately 7 square miles and is also bordered by the Hollywood and Wilshire Community Plan Areas to the west, Westlake Community Plan Area to the southwest, Central City North Community Plan Area to the south and the Northeast Community Plan Area to the north and east. This community is predominantly a residential area, with approximately 42% of the land designated for residential use.

There has been significant new residential development in the Silver Lake – Echo Park neighborhood, and in adjacent Hollywood, Atwater Village and Eagle Rock. A number of approved/proposed projects are breaking ground in the near term. Overall, the neighborhood is generally considered to be improving, with a slight to moderate increase in its relative desirability expected over the next few years.

As the Stradella Court – Douglas Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.